UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Willemstad,

Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sapiens Reports 12% Year-Over-Year Increase in

Quarterly Revenue to $41 Million

Non-GAAP Quarterly Operating Profit Increased by 58.5% Year-Over-Year

Holon, Israel, May 6, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced record financial results for the first quarter ended March 31, 2015.

First Quarter Highlights

•	Non-GAAP revenue of $41.0 million, up 12.0% compared to $36.6 million in the first quarter of 2014. The first quarter had a further negative impact of currency erosion on our revenues. Eliminating this erosion compared to the fourth quarter of 2014 exchange rates, our reported revenues would be higher by approximately $1.4 million.

•	Non-GAAP operating profit was $5.8 million, or 14.1% operating margin, compared to $3.7 million, or 10.0% operating margin, in the first quarter of 2014, an increase of 58.5%.

•	Non-GAAP net income attributable to Sapiens’ shareholders totaled $4.7 million, or $0.10 per diluted share, compared to $3.4 million, or $0.07 per diluted share, in the first quarter last year.

•	The Sapiens Board of Directors approved the distribution of a cash dividend of $0.15 per share, representing approximately $7.2 million in the aggregate, to be distributed on June 1, 2015 to its shareholders of record as of May 21, 2015.

•	Cash, cash equivalents and marketable securities investments as of March 31, 2015 totaled approximately $87 million, with no debt.

“Sapiens continues to execute our growth strategy. Consistent with recent quarters, in the first quarter we achieved double-digit revenue growth that was derived from both existing and new customers and across a range of geographies,” said Roni Al-Dor, president and CEO of Sapiens. “Our new product developments, supported by an expanded, global sales team, are resonating with customers and catalyzing increased market share and continued top-line growth. Correspondingly, our operating margins improved both year-over-year and sequentially, as we continue to expand our business and leverage both our investments in our products, and the scale of our organization. Sapiens’ results in the first quarter represent a solid start to achieving our financial targets for the full year.”

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2015 Business Outlook

Management reiterated revenue guidance for the full year 2015 in the range of $174-$178 million. By eliminating the erosion of all currencies vs the U.S. dollar, our revenue growth in 2015 would be approximately 17%. The company also reiterated expectations for full-year 2015 operating margins in the range of 12-13%.

Roni Al-Dor added, “We have built a solid combination of innovative products, industry expertise and a healthy balance sheet that positions us for increased revenue growth and the flexibility to pursue acquisitions. This quarter we announced the acquisition of IBEXI Solutions Private Limited, an India-based provider of insurance business and technology solutions. The IBEXI acquisition will strengthen Sapiens’ insurance presence in APAC, enrich its product portfolio and enhance delivery capabilities.” Roni Al Dor concluded, “With a larger and geographically-diverse professional services team and cost-effective offshore resources, Sapiens will be well-positioned to provide services and support to our customers across the globe.”

Quarterly Results Conference Call

Sapiens management will host its earnings conference call today, May 6 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

•	North America (toll-free): 1-888-668-9141

•	International: +972-3-918-0609

•	UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until May 13, 2015:

•	North America: 1-888-782-4291

•	International: +972-3-925-5904

A recorded version of the webcast will also be available via the Sapiens website for three months at the same location.

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Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's Board of Directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures – which it includes in press releases announcing quarterly financial results, including this press release – and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables contained in this release.

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The Company defines Adjusted EBITDA as net profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, amortization of internal-use software development costs, interest expenses, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA is an additional way to view aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward-Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

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Investors and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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Summary of Non-GAAP Financial Information

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31
	2015		2014
	(unaudited)		(unaudited)

Revenues	41,014	100.0%	36,628	100.0%
Gross profit	17,678	43.1%	14,648	40.0%
Operating profit	5,788	14.1%	3,652	10.0%
Net income attributable to Sapiens' shareholders	4,727	11.5%	3,375	9.2%
Adjusted EBITDA	6,178	15.1%	4,020	11.0%

Basic earnings per share	0.10		0.07
Diluted earnings per share	0.10		0.07

Adjusted EBITDA Calculation

U.S. dollars in thousands

	Three months ended March 31
	2015	2014

GAAP operating profit	5,086	3,174

Non GAAP adjustments:
Amortization of capitalized software	1,215	1,047
Amortization of other intangible assets	521	561
Capitalization of software development	(1,312)	(1,401)
Stock-based compensation	278	271

Non-GAAP operating profit	5,788	3,652

Depreciation	390	368

Adjusted EBITDA	6,178	4,020

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Revenues by Category

U.S. dollars in thousands

	Three months ended March 31, 2015
	Revenues	Percentage
License	3,257	7.9%
Services and maintenance	37,757	92.1%
Total	41,014	100%

Revenues by Geographic Breakdown

U.S. dollars in thousands

	Three months ended March 31, 2015
	Revenues	Percentage
North America	13,700	33.4%
Europe	23,153	56.5%
APAC	4,161	10.1%
Total	41,014	100%

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Sapiens International Corporation N.V. and Its Subsidiaries

Condensed Consolidated Statements of Income

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31
	2015	2014
	(unaudited)	(unaudited)

Revenue	41,014	36,628
Cost of revenue	24,745	23,251

Gross profit	16,269	13,377

Operating expenses:
Research and development, net	2,621	2,889
Selling, marketing, general and administrative	8,562	7,314
Total operating expenses	11,183	10,203

Operating income	5,086	3,174

Financial income, net	330	(46)
Taxes and other expenses, net	539	179

Net income	4,217	3,041

Attributable to non-controlling interest	58	19

Net income attributable to Sapiens' shareholders	4,159	3,022

Basic earnings per share	0.09	0.07

Diluted earnings per share	0.09	0.06

Weighted average number of shares outstanding used to compute:

Basic earnings per share	47,707	46,413
Diluted earnings per share	48,894	48,493

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Sapiens International Corporation N.V. and Subsidiaries

Reconciliation of GAAP to Non-GAAP Results

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31
	2015	2014

Non-GAAP revenue	41,014	36,628

GAAP gross profit	16,269	13,377
Amortization of capitalized software	1,215	1,047
Amortization of other intangible assets	194	224
Non-GAAP gross profit	17,678	14,648

GAAP operating income	5,086	3,174
Gross profit adjustments	1,409	1,271
Capitalization of software development	(1,312)	(1,401)
Amortization of other intangible assets	327	337
Stock-based compensation	278	271
Non-GAAP operating income	5,788	3,652

GAAP net income attributable to Sapiens' shareholders	4,159	3,022
Operating income adjustments	702	478
Other	(134)	(125)
Non-GAAP net income attributable to Sapiens' shareholders	4,727	3,375

Non-GAAP basic earnings per share	0.10	0.07

Non-GAAP diluted earnings per share	0.10	0.07

Shares used in computing U.S. non-GAAP basic earnings per share (in thousands)	47,707	46,413
Shares used in computing U.S. non-GAAP diluted earnings per share (in thousands)	48,894	48,493

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Sapiens International Corporation N.V. and Its Subsidiaries
Condensed Consolidated Balance Sheets

U.S. dollars in thousands

	March 31,	December 31,
	2015	2014
	(unaudited)	(unaudited)
ASSETS

Current Assets
Cash and cash equivalents	53,944	47,400
Trade receivables, net	24,646	28,540
Other receivables and prepaid expenses	5,917	3,962
Deferred taxes	2,264	2,319

Total current assets	86,771	82,221

Long-Term Assets
Marketable securities	33,076	33,098
Property and equipment, net	5,135	4,763
Severance pay fund	6,362	10,735
Other intangible assets, net	26,001	27,060
Other long-term assets	3,186	3,248
Goodwill	67,295	67,698

Total long-term assets	141,055	146,602

TOTAL ASSETS	227,826	228,823

LIABILITIES AND EQUITY

Current Liabilities
Trade payables	4,287	2,952
Accrued expenses and other liabilities	24,142	25,159
Deferred revenue	9,980	9,272

Total current liabilities	38,409	37,383

Long-Term Liabilities
Other long-term liabilities	2,976	3,105
Accrued severance pay	7,424	11,980

Total long-term liabilities	10,400	15,085

Redeemable Non-Controlling Interest	159	159

Equity	178,858	176,196

Total Liabilities and Equity	227,826	228,823

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Sapiens International Corporation

Consolidated Statement of Cash Flow

U.S. dollars in thousands

	For the three months ended March 31
	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	4,217	3,041

Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	2,126	1,976
Amortization of premium and accrued interest on marketable securities	187	–
Stock-based compensation related to options issued to employees	279	271
Decrease (increase) in trade receivables	2,808	(1,172)
Deferred tax assets	615	(27)
Decrease (increase) in other operating assets	(724)	88
Increase (decrease) in trade payables	1,511	(2,056)
Increase (decrease) in other operating liabilities	(28)	1,738
Increase in deferred revenues	1,050	2,168
Severance pay	(156)	(31)

Net cash provided by operating activities	11,885	5,996

Cash flows from investing activities:
Purchase of property and equipment	(891)	(511)
Increase in capitalized software development costs	(1,312)	(1,401)
Increase in restricted cash	(1,809)	(57)
Net cash used in investing activities	(4,012)	(1,969)

Cash flows from financing activities:
Proceeds from employee stock options exercised	223	727
Net cash provided by financing activities	223	727

Effect of exchange rate changes on cash and cash equivalents	(1,552)	(98)

Increase in cash and cash equivalents	6,544	4,656
Cash and cash equivalents at the beginning of period	47,400	70,313

Cash and cash equivalents at the end of period	53,944	74,969

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: May 6, 2015